UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)<F1>


                        KinderCare Learning Centers, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   494-521-20

                                 (CUSIP Number)

    KCLC Acquisition Corp., KLC Associates, L.P., KKR Associates (KLC) L.P.,
                                 KKR-KLC L.L.C.
                     c/o Kohlberg Kravis Roberts & Co., L.P.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 3, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / / (A fee is required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]

<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

          The Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share, of KinderCare Learning Centers, Inc. (the "Issuer") as previously filed by the Reporting Persons, consisting of KCLC Acquisition Corp. ("Newco"), KLC Associates, L.P., KKR Associates (KLC) L.P. and KKR-KLC L.L.C., is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On December 27, 1996, the Stockholders and Newco amended the terms of the Option pursuant to the Voting Agreement Amendment, dated as of December 27, 1996, to the Voting Agreement. Pursuant to such amendment, the Share Exercise Price was amended from $20.25 per share to $19.00 per share and the Warrant Exercise Price was amended from $7.75 per warrant to $6.50 per warrant. If Newco were to exercise the Option in full and pay the Share Exercise Price and the Warrant Exercise Price in cash, the funds required would be approximately $195,371,223.50. A copy of the Voting Agreement Amendment is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 4.  Purpose of Transaction
         ----------------------

          On December 27, 1996, the Issuer and Newco amended the terms of the Merger pursuant to the Merger Agreement Amendment, dated as of December 27, 1996, to the Merger Agreement. Pursuant to such amendment, (i) the cash election price was amended from $20.25 per share to $19.00 per share and (ii) the Non-Cash Election Number was amended to 1,381,579. In addition, pursuant to such amendment, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time will be converted into a number of shares of Issuer Common Stock equal to the quotient of (i) 7,828,947 divided by
(ii) the number of shares of common stock of Newco outstanding immediately prior to the Effective Time. A copy of the Merger Agreement Amendment is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits
         --------------------------------

     1. Voting Agreement Amendment, dated as of December 27, 1996, among KCLC Acquisition Corp. and certain stockholders of KinderCare Learning Centers, Inc.

     2. Merger Agreement Amendment, dated as of December 27, 1996, between KCLC Acquisition Corp. and KinderCare Learning Centers, Inc.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            KKR-KLC L.L.C.


                                            By:/s/ CLIFTON S. ROBBINS
                                               Name: Clifton S. Robbins
                                               Title:  Member



                                            KKR ASSOCIATES (KLC) L.P.

                                            By KKR-KLC L.L.C., as
                                            General Partner


                                            By:/s/ CLIFTON S. ROBBINS
                                               Name: Clifton S. Robbins
                                               Title:  Member


                                            KLC ASSOCIATES, L.P.

                                            By KKR ASSOCIATES (KLC) L.P., as
                                            General Partner

                                            By KKR-KLC L.L.C., as
                                            General Partner


                                            By:/s/ CLIFTON S. ROBBINS
                                               Name: Clifton S. Robbins
                                               Title:  Member


                                            KCLC ACQUISITION CORP.


                                            By:/s/ NILS P. BROUS
                                               Name: Nils P. Brous
                                               Title: Vice President and Chief
                                                      Financial Officer


DATED:  December 31, 1996

                                INDEX TO EXHIBITS


   Exhibit No.     Description of Exhibits
   ----------      -----------------------

        1. Voting Agreement Amendment, dated as of December 27, 1996, among KCLC Acquisition Corp. and certain stockholders of KinderCare Learning Centers, Inc.

        2. Merger Agreement Amendment, dated as of December 27, 1996, between KCLC Acquisition Corp. and
                   KinderCare Learning Centers, Inc.

                                    EXHIBIT 1

                                                        Conformed Copy


                           VOTING AGREEMENT AMENDMENT


          AMENDMENT, dated as of December 27, 1996 (this "Amendment"), to the Voting Agreement between KCLC Acquisition Corp. ("Newco"), on the one hand, and TCW Special Credits Fund II, TCW Special Credits Fund IIb, TCW Special Credits Fund III, TCW Special Credits Fund IIIb (collectively, the "Special Credits Limited Partnerships"), TCW Special Credits Fund V - The Principal Fund, a California limited partnership ("Fund V"), two trusts for which Trust Company of the West is trustee (the TCW Special Credits Trust and the TCW Special Credits Trust IIIb (collectively the "TCW Trusts")), three special accounts managed by TCW Special Credits, a California general partnership (the Common Fund Account, the Weyerhaeuser Company Master Retirement Trust Account and the Delaware State Employees Retirement Trust Account (collectively, the "Special Credit Accounts")), one special account managed by Oaktree Capital Management, LLC ("Oaktree") (the OCM Inland Steel Industries Separate Account (the "Oaktree Account; and together with the Special Credits Limited Partnerships, Fund V, the TCW Trusts and the Special Credit Accounts, the "Funds")), and Oaktree, a California limited liability company (the "Stockholder"), as investment manager of the Funds, on the other hand, dated as of October 3, 1996 (the "Voting Agreement").


                              W I T N E S S E T H :


          WHEREAS, pursuant to the Voting Agreement, the Stockholder and the Funds have agreed, among other things, to vote the Subject Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement;

          WHEREAS, Newco and the Company have agreed that certain provisions of the Merger Agreement be amended in the manner provided for in the Merger Agreement Amendment, dated as of the date hereof (the "Merger Agreement Amendment"); and

          WHEREAS, Newco and the Stockholder and the Funds have agreed that certain provisions of the Voting Agreement be amended in the manner provided for in this Amendment.

          NOW, THEREFORE, the parties hereto hereby agree as follows:

          1. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Voting Agreement.

          2.  Amendments to Voting Agreement.
              ------------------------------

          (a)  Definitions.  As used in the Voting Agreement,

               (i) the term "Agreement" shall mean the voting agreement between Newco, on the one hand, and the Stockholder and the Funds, on the other hand, as such agreement has been amended by this Amendment.

               (ii) the term "Merger Agreement" shall mean the merger agreement between Newco and the Company dated as of October 3, 1996, as amended by the Merger Agreement Amendment, and

               (iii) the term "Merger" shall mean the merger of Newco with and into the Company pursuant to the terms and conditions of the Merger Agreement (as amended by the Merger Agreement Amendment).

          (b) Amendment to Section 3. Section 3(g) of the Voting Agreement is hereby amended by deleting the amount 1,296,296 which appears in the fourth line thereof and substituting in lieu thereof the amount 1,381,579.

          (c) Amendment to Section 4. Section 4(e) of the Voting Agreement is hereby amended by (i) deleting the amount $20.25 which appears in the sixth line thereof and substituting in lieu thereof the amount $19.00 and
     (ii) deleting the amount $7.75 which appears in the eighth line thereof and substituting in lieu thereof the amount $6.50.

          (d) Amendment to Section 5. Section 5(a) of the Voting Agreement is hereby amended by deleting the amount $20.25 which appears in the fourteenth line thereof and substituting in lieu thereof the amount $19.00.

          (e) Amendment to Section 6. Section 6 of the Voting Agreement is hereby amended by (i) deleting the amount 1,296,296 which appears in the tenth line thereof and substituting in lieu thereof the amount 1,381,579 and (ii) deleting the amount 432,099 which appears in the twelfth line thereof and substituting in lieu thereof the amount 460,526.

          3.  Amendments to Form of Stockholders' Agreement.
              ---------------------------------------------

          (a) Amendment to Section 4. Section 4 of the form of Stockholders' Agreement is hereby amended by deleting the amount 432,099 which appears in the fourth line thereof and substituting in lieu thereof the amount 460,526.

          (b) Amendment to Section 6. Section 6(a) of the form of Stockholders' Agreement is hereby amended by deleting the amount 864,198 which appears three times therein and substituting in lieu thereof the amount 921,053.

          4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Newco that the Stockholder has all requisite power and authority to enter into this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Amendment has been duly authorized, executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable in accordance with its terms.

          5. Representations and Warranties of the Funds. Each Fund hereby, severally and not jointly, represents and warrants to Newco that such Fund has all requisite power and authority to enter into this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

This Amendment has been duly authorized, executed and delivered by such Fund and constitutes a valid and binding obligation of such Fund enforceable in accordance with its terms.

          6. Representations and Warranties of Newco. Newco hereby represents and warrants to the Stockholder and the Funds that this Amendment has been duly authorized, executed and delivered by Newco and constitutes a valid and binding obligation of Newco enforceable in accordance with its terms.

          7.  Miscellaneous.
              -------------

          (a) Except as expressly amended, modified and supplemented hereby, the provisions of the Voting Agreement are and shall remain in full force and effect.

          (b) This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (c) This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, each of Newco, the Stockholder and each Fund has caused this Agreement to be signed by its signatory thereunto duly authorized, as of the date first written above.

                                  KCLC ACQUISITION CORP.


                                  By:/s/ Nils P. Brous
                                       Name: Nils P. Brous
                                       Title: Vice President


                                  TCW SPECIAL CREDITS FUND II
                                  TCW SPECIAL CREDITS FUND IIb
                                  TCW SPECIAL CREDITS FUND III
                                  TCW SPECIAL CREDITS FUND IIIb

                                  By:  TCW SPECIAL CREDITS,
                                       General Partner

                                       By: TCW Asset Management Co.,
                                            Managing General Partner

                                            By:  /s/ Kenneth Liang
                                            Name:  Kenneth Liang
                                            Title: Authorized Signatory

                                            By:  /s/ Bruce Karsh
                                            Name:  Bruce Karsh
                                            Title: Authorized Signatory

                                  TCW SPECIAL CREDITS FUND V - THE PRINCIPAL
                                    FUND

                                  By:  TCW ASSET MANAGEMENT CO.,
                                            General Partner

                                       By:  OAKTREE CAPITAL MANAGEMENT,
                                              LLC Manager


                                       By:  /s/ Kenneth Liang
                                            Name:  Kenneth Liang
                                            Title: Managing Director
                                                   and General Counsel


                                       By:  /s/  Stephen Kaplan
                                            Name:  Stephen Kaplan
                                            Title: Principal

                                  TCW SPECIAL CREDITS TRUST
                                  TCW SPECIAL CREDITS TRUST IIIb

                                  BY:  TRUST COMPANY OF THE WEST,
                                       Trustee


                                       By:  /s/ Kenneth Liang
                                            Name:  Kenneth Liang
                                            Title: Authorized Signatory


                                       By:  /s/ Bruce Karsh
                                            Name:  Bruce Karsh
                                            Title: Authorized Signatory


                                  COMMON FUND ACCOUNT
                                  WEYERHAEUSER COMPANY MASTER
                                    RETIREMENT TRUST ACCOUNT
                                  DELAWARE STATE EMPLOYEES RETIREMENT
                                    TRUST ACCOUNT

                                  By:  TCW SPECIAL CREDITS,
                                       Investment Manager

                                       By: TCW Asset Management Co.,
                                            Managing General Partner


                                            By:  /s/ Kenneth Liang
                                            Name:  Kenneth Liang
                                            Title: Authorized Signatory


                                            By:  /s/ Bruce Karsh
                                                 Name:  Bruce Karsh
                                                 Title: Authorized Signatory

                                  OCM INLAND STEEL INDUSTRIES SEPARATE
                                   ACCOUNT

                                  By:  OAKTREE CAPITAL MANAGEMENT, LLC,
                                       Investment Manager


                                       By:  /s/ Kenneth Liang
                                            Name:  Kenneth Liang
                                            Title: Managing Director and
                                                   General Counsel

                                       By:  /s/  Stephen Kaplan
                                            Name:  Stephen Kaplan
                                            Title: Principal

                                  OAKTREE CAPITAL MANAGEMENT, LLC,



                                       By:  /s/ Kenneth Liang
                                            Name:  Kenneth Liang
                                            Title: Managing Director
                                                   and General Counsel


                                       By:  /s/  Stephen Kaplan
                                            Name:  Stephen Kaplan
                                            Title: Principal

                                    EXHIBIT 2

                                                        Conformed Copy

                           MERGER AGREEMENT AMENDMENT


          AMENDMENT, dated as of December 27, 1996 (this "Amendment"), to the Agreement and Plan of Merger between KCLC Acquisition Corp. ("Newco") and KinderCare Learning Centers, Inc. (the "Company"), dated as of October 3, 1996 (the "Merger Agreement").


                              W I T N E S S E T H :

          WHEREAS, pursuant to the Merger Agreement, Newco and the Company have approved the terms and conditions of the business combination between Newco and the Company to be effected by the merger (the "Merger") of Newco with and into the Company; and

          WHEREAS, Newco and the Company have agreed that certain provisions of the Merger Agreement be amended in the manner provided for in this Amendment.

          NOW, THEREFORE, the parties hereto hereby agree as follows:

          1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

          2.  Amendments to Merger Agreement.
              ------------------------------

          (a)  Definitions.  As used in the Merger Agreement,

               (i) the term "Agreement" shall mean the merger agreement among the parties hereto, dated as of October 3, 1996, and the amendments thereto entered into on the date hereof,

               (ii) the term "Merger" shall mean the merger of Newco with and into the Company pursuant to the terms and conditions of the Agreement (as amended as of the date hereof) and

               (iii) the term "Voting Agreement" shall mean the voting agreement between Newco, on the one hand, and the Stockholder and the Funds, on the other hand, as such agreement has been amended as of the date hereof.

          (b)  Amendment to Article 2.

               (i) Section 2.1(a) of the Merger Agreement is hereby amended by deleting the amount 7,345,679 which appears in the fifth line thereof and substituting in lieu thereof the amount 7,828,947.

               (ii) Section 2.1(c)(ii) of the Merger Agreement is hereby amended by deleting the amount $20.25 which appears in the fourth line thereof and substituting in lieu thereof the amount $19.00.

               (iii) Section 2.4(a) of the Merger Agreement is hereby amended by deleting the amount 1,296,296 which appears in the fifth line thereof and substituting in lieu thereof the amount 1,381,579.

          3. Representations and Warranties of the Company. The Company hereby represents and warrants to Newco that:

          (a) The Company has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval of the Agreement (as amended hereby) by the holders of a majority of the outstanding shares of Company Common Stock if and to the extent required by the DGCL, and the filing of appropriate merger documents as required by the DGCL). This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Newco, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The Board of Directors of the Company has approved this Amendment and the transactions contemplated hereby (including but not limited to the Merger) so as to render inapplicable hereto and thereto the limitation on business combinations contained in Section 203 of the DGCL (or any similar provision). The Board of Directors of the Company has approved the Voting Agreement (as amended) and the transactions contemplated thereby so as to render inapplicable thereto the limitation on business combinations contained in Section 203 of the DGCL (or any similar provision). As a result of the foregoing actions, the only vote required to authorize the Merger is the affirmative vote of a majority of the outstanding shares of Company Common Stock.

          (b) The Company has received the opinion of the Financial Adviser, dated the date of this Amendment, to the effect that the consideration to be received in the Merger by the Company's stockholders is fair to the holders of the Company Common Stock from a financial point of view. The aggregate fees payable to the Financial Advisor will not exceed $2.75 million.

          (c) The Board of Directors of the Company, at a meeting duly called and held, has by unanimous vote of those directors present (who constituted 100% of the directors then in office) (i) determined that the Agreement (as amended by this Amendment) and the transactions contemplated thereby, including the Merger, and the Voting Agreement and the transactions contemplated thereby, taken together, are fair to and in the best interests of the stockholders of the Company, and (ii) resolved to recommend that the holders of the shares of Company Common Stock approve the Agreement (as amended by this Amendment) and the transactions contemplated therein, including the Merger.

          4. Representations and Warranties of Newco. Newco hereby represents and warrants to the Company that:

          (a) Newco has all necessary corporate power and authority to enter into this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Amendment by Newco and the consummation by Newco of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Newco other than filing and recordation of appropriate merger documents as required by the DGCL. This Amendment has been duly executed and delivered by Newco and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Newco enforceable against it in accordance with its terms.

          (b) Attached as Annexes A-1, A-2 and A-3 hereto are true and complete copies of the letters addressed to the Company, dated the date hereof, which amend, modify and/or supplement the letters attached as Annexes A-1, A-2 and A-3 to the Disclosure Schedules issued in connection with the financing of the transactions contemplated by the Merger Agreement. The terms and conditions of the letters attached as Annexes A-1 to A-3 of the Disclosure Schedule, as supplemented by Annexes A-1 to A-3 hereto, are satisfactory to Newco.

          5.  Miscellaneous.
              -------------

          (a) Except as expressly amended, modified and supplemented hereby, the provisions of the Merger Agreement are and shall remain in full force and effect.

          (b) This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          (c) This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, Newco and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                         KINDERCARE LEARNING CENTERS, INC.



                                         By:/s/ Philip L. Maslowe
                                            Title: Executive Vice President
                                                   and Chief Financial Officer


                                         KCLC ACQUISITION CORP.



                                         By:/s/ Nils P. Brous
                                            Title: Vice President